Exhibit 99.3

The INX Digital Company Reports Third Quarter 2022 Update and Financial Results

TORONTO, Nov 14, 2022 /PRNewswire/ -- The INX Digital Company, Inc. (NEO: INXD, OTCQB: INXDF, INXATS: INX) (the “Company” or “INX”), the owner of digital asset trading platforms, a broker-dealer, and an inter-dealer broker (through its subsidiaries), announced financial results for its third quarter ended September 30, 2022.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the third quarter of 2022 are summarized below.

2022 Q3 Financial Highlights:

●	Cash and cash equivalents of $25.8M and an additional $8.7M in short and long-term investments. Approximately 95% of the short and long-term investments are held in U.S. Government Treasury instruments and investment-grade corporate bonds.

●	Reserve fund maintained at $36.0M.

●	INX Revenue for Q3 2022 is at $1.1M and $3.5M year to date, primarily from transaction fees.

●	Year-to-date net cash used in operating activities is $17.8M.

INX reports a quarterly loss of $10.1M, which includes an unrealized loss of $5.3M from the issued INX Token, a loss on the token warrant liability of $0.4M, and an income of $0.4M from the fair value adjustment for the above-mentioned non-cash item as well as one-time items. The company’s adjusted net loss for Q3 2022 is $4.8M. The adjusted net loss is a non-IFRS measure.

Noteworthy steps and milestones in Q3 are expected to lead the company forward

During the third quarter of 2022, the Company has taken significant actions to put in place innovative technology that allow the pioneering of a new and responsible digital economy. In addition, it forged new and strategic global partnerships and multiple initiatives to expand the Company’s services and outreach and promote brand recognition and drive future revenues.

The Company reached a major milestone at the end of this quarter when it launched INX ONE, the world’s first fully regulated platform integrating cryptocurrency and security token trading, investment opportunities in primary security token offerings, and capital raise services. The WSJ noted that INX’s breakthrough platform is aligned with the envisioned model of SEC’s chairman.

To promote its vision of a true democratization of finance, the Company has opened its shares to global investors by commencing trading on the OTC Markets (“INXDF”); it now provides convenient access to millions of U.S. investors and gives institutional and retail investors worldwide the opportunity to trade INX shares on additional platforms.

INX has also launched its capital raise services with its first global issuer. The Company’s platform facilitates the Trucpal Digital Security Token offering for accredited U.S. and non-U.S. investors. This is the first digital security token for the Chinese freight market, enabling people worldwide to potentially earn a portion of future profits and dividends.

The Millennium Sapphire (“MSTO”) Token was also added for secondary market trading on INX’s ATS. Token holders are entitled to receive dividends from Millennium’s NFT Studio.

During the third quarter of 2022, two additional cryptocurrency assets (Compound and Aave) were added to the Company’s cryptocurrency exchange. As part of INX’s mission to provide investment opportunities to all, it has also accumulated additional money transmitter licenses, allowing the company to offer cryptocurrencies in 43 U.S. states and territories. The cryptocurrency exchange is also available to customers in over 120 countries.

Since its establishment, the company has always taken bold steps to design and develop new safe and reliable paths that advance the transition from a traditional to a digital economy. This past quarter, the Company welcomed to our board two new financial leaders who themselves made the transition from traditional to digital and will therefore guide and assist in promoting INX’s mission.

As the Company continues to expand, it is expanding its team of professionals. During this last quarter, the Company hired a new Global General Counsel to play a significant role in achieving INX’s global goals.

INX CEO Shy Datika: We are here for the long run. We knew it would be a bumpy ride and came prepared to realize our forward-looking vision. The INX way, yet again, proved to be the right one. As industry giants are challenged by regulators, we have armed ourselves with regulations. As investors become more aware and more concerned with the pitfalls of unregulated trading platforms, we can provide a secure and safe harbor. INX puts customers first! We have a fully audited and segregated cash reserve fund as described in our INX Token F-1 prospectus. We maintain 1:1 balances for customers and do not use customer assets. We do not, in any way, shape, or form, leverage or re-invest customer assets. On our INX Securities ATS, customers get full transparency as they control their assets, their keys, and their wallets. We will continue developing new services and technologies to further expand opportunities while keeping our clients safe.

About INX:

INX provides a regulated trading platform for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and innovative regulatory approach.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token, in which we raised US$83 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA.

In addition to operating a regulated trading platform for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

The NEO Exchange is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Email: investorrelations@inx.co

For more information, contact:

Liz Whelan

liz@lwprconsulting.com

(312) 315-0160

SOURCE The INX Digital Company, Inc.

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